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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         BACAP OPPORTUNITY STRATEGY, LLC
                                (Name of Issuer)

                         BACAP OPPORTUNITY STRATEGY, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              David Rozenson, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                                Boston, MA 02111
                                 (617) 772-3333

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                              Boston, MA 02110-2624
                                 (617) 951-7000

                                November 17, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE

Transaction Valuation:  $32,000,000 (a)     Amount of Filing Fee:  $4,054.40 (b)


(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at $126.70 per $1,000,000 of Transaction Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ______________________________________
     Form or Registration No.:
     Filing Party: ________________________________________________
     Date Filed: __________________________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 1.   SUMMARY TERM SHEET.

          As stated in the offering documents of BACAP Opportunity Strategy, LLC (the "Fund"), the Fund may purchase limited liability company interests in the Fund ("Interest" or "Interests") as the context requires from members of the Fund ("Members") at their value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a member desires to tender) pursuant to tender offers. The Board of Directors of the Fund has decided that the Fund should offer to purchase Interests in an amount up to $32,000,000. The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on December 17, 2004, unless extended.

          The value of the Interests will be calculated for this purpose on the Valuation Date, which is December 31, 2004 or any later date established in connection with any extension of the Offer. The Fund will review the value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2004, which the Fund expects will be completed by the end of February 2005, and the audited value will be used to determine the final amount paid for tendered Interests.

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          A Member may tender its entire Interest, a portion of its Interest defined as a specific dollar value or the portion of its Interest above the required minimum capital account balance subject to the conditions discussed below.

          If a Member tenders all or any portion of its Interest, we will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's LLC Agreement and distributed to tendering members on a pari passu basis) within ten days of the Valuation Date (i.e., by January 10, 2005 if the Valuation Date is December 31, 2004), at least 95% of the estimated unaudited value of the Member's Interest tendered and accepted by the Fund as of the Valuation Date, less the incentive allocation payable to BACAP Advisory Partners, LLC, the investment adviser of the Fund (the "Adviser") on December 31, 2004, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the account in which the Member held its Interest or such other account as the Member may designate in writing.

          If a Member tenders only a portion of its Interest, it will be required to maintain a capital account balance equal to the greater of: (i) $50,000, net of the amount of the incentive allocation, if any, that is to be debited from its capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (collectively, the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. The Fund reserves the right to purchase less than the amount a Member tenders if the amount it tenders would cause its account in the Fund to have a value less than the required minimum balance. The Fund will pay the Member from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings.

          Following this summary is a formal notice of the Fund's offer to repurchase Interests. The Fund's offer remains open to Members until 12:00 midnight, Eastern Time, on December 17, 2004, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw any tender of their Interests. Members also have the right to withdraw the tender of their Interests at any time after January 14, 2005, assuming their Interests have not yet been accepted for repurchase.

          If a Member would like the Fund to repurchase its Interest or a portion of its Interest, the Member must (i) mail the Letter of Transmittal (enclosed with the Offer), to PFPC at P.O. Box 220, Claymont, Delaware 19703,
Attn: Bob Diaczuk, or (ii) fax it to PFPC at (302) 791-2790 or (302) 791-3105, so that it is received before 12:00 midnight, Eastern Time, on December 17, 2004 (or any later date established in connection with extending the Offer). If a Member faxes the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC promptly after it faxes it (although the original does not have to be received before 12:00 midnight, Eastern Time, on December 17, 2004).

          The value of a Member's Interest will change between October 31, 2004 (the last time prior to the date of this filing as of which net asset value of the Fund has been calculated), and the Valuation Date.

          If a Member would like to obtain the estimated value of its Interest, which will be calculated monthly until the expiration date of the Offer, it may contact PFPC at the telephone number or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as a Member has the right to withdraw the tender of an Interest, the Fund has the right to suspend, amend or postpone this Offer at any time up to and including the

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acceptance of tenders pursuant to the Offer. Although the Offer expires on
December 17, 2004 (unless extended), a Member will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through the Valuation Date (expected to be December 31, 2004).

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is BACAP Opportunity Strategy, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and Interests are registered under the Securities Act of 1933, as amended. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and it may be reached at (646) 313-8890.

          (b) The title of the securities that are the subject of the Offer is "limited liability company interests" or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on October 31, 2004, there was approximately $64,822,251 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $32,000,000 of Interests that are tendered by 12:00 midnight, Eastern Time, on Friday, December 17, 2004, and not withdrawn, subject to any extension of the Offer.

          (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is BACAP Opportunity Strategy, LLC. The Fund's principal executive office is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and it may be reached at (646) 313-8890. The investment adviser of the Fund is BACAP Advisory Partners, LLC. The principal executive office of the Adviser is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and it may be reached at (646) 313-8890, attention Joseph Belladonna. The members of the Fund's Board of Managers ("Managers" or "Board of Managers" as the context requires) are Thomas W. Brock, Thomas Yellin and Alan Brott. Their address is c/o BACAP Advisory Partners, LLC, 101 South Tryon Street, Charlotte, North Carolina 28255 and their phone number is (646) 313-8890.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a)    (1)   (i)   Subject to the conditions set forth in the Offer,
the Fund will purchase up to $32,000,000 of Interests that are tendered by Members and not withdrawn as described in ITEM 4(a)(1)(vi). The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Friday, December 17, 2004 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

          (ii) The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The net asset value is determined after all allocations are

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made, including incentive allocations, to capital accounts of the Members required by the LLC Agreement.

          For a Member that tenders its entire Interest or a portion thereof, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering members on a pari passu basis) in an aggregate amount equal to at least 95% of the estimated unaudited value of the Interest or portion thereof tendered and accepted by the Fund, determined as of the Valuation Date and payable within ten (10) calendar days after the Valuation Date (the "95% Cash Payment"), in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the value of the Interest or portion thereof tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for the fiscal year ending December 31, 2004, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, promptly after the Valuation Date and will not be transferable.

          The Note will be payable in cash promptly after completion of the audit of the financial statements of the Fund for the fiscal year ending December 31, 2004. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending December 31, 2004 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Note will not include interest. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

          A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

          (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Friday, December 17, 2004. Members who want to tender an Interest or portion thereof for purchase must do so by this scheduled expiration date (or, if the Offer is extended, by any later expiration date).

          (iv)   Not applicable.

          (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the value thereof as of the close of business on the Valuation Date (December 31, 2004, if the Offer expires on the Initial Expiration Date, and otherwise any later date as corresponds to any extension of the Offer). During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the
Offer: (a) suspend the Offer in the circumstances set forth in Section 8 of the Offer to Purchase and in the event of such suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members..

          (vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Friday, December 17, 2004 and, if such Interest has not then been accepted for purchase by

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the Fund, at any time after January 14, 2005 (i.e., after 40 business days from commencement of the Offer have passed).

          (vii) Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC at the address or to the fax number set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, to the attention of Bob Diaczuk, either by mail or by fax, no later than the Expiration Date.

          The Fund recommends that all documents be submitted to PFPC in the enclosed, postage paid envelope via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone number set forth on page 2 of the Offer to Purchase. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

          The Fund reserves the absolute right to reject any or all tenders it determines are not in appropriate form or the acceptance of or payment for which would be, in the opinion of Fund counsel, unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund determines. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, Alkeon Capital Management, LLC, the sub-adviser of the Fund (the "Sub-Adviser") or the Board of Managers are obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and at any time after January 14, 2005, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or at the fax number set forth on page 2 of the Offer to Purchase. A form to give notice of withdrawal of a tender is available by calling PFPC at the telephone number set forth on page 2 of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described above.

          (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

          (ix) If tenders from Members equaling more than $32,000,000 are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept additional Interests in accordance with the terms of Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or

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(c) accept Interests tendered on or before the Expiration Date for payment on a
PRO RATA basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

          (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on January 1, 2005 and thereafter from time to time. Payment for Interests and portions of Interest purchased under the Offer may also require the Fund to liquidate portfolio holdings earlier than would otherwise have been done, potentially resulting in losses or increased investment-related expenses.

          (xi)   Not applicable.

          (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

          (a)    (2)  Not applicable.

          (b) To the Fund's knowledge, no executive officer, director or other affiliate of the Fund plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or affiliate of the Fund in the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Fund's Prospectus dated April 29, 2004 (the "Prospectus"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser

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expects that it will recommend to the Board of Managers that the Fund purchase
Interests from Members twice each year, in June and December. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2003 and June 30, 2004.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any member of the Board of Managers; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

          (b) Interests that are tendered to the Fund in connection with the Offer will be retained, although the Fund may issue new Interests from time to time. The Fund currently expects to accept subscriptions for Interests on the first day of each month, but is under no obligation to do so.

          (c) On April 1, 2004, Bank of America Corporation, the ultimate parent corporation of the Adviser, acquired FleetBoston Financial Corporation ("Fleet"). As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The Securities and Exchange Commission ("SEC") and Office of the New York State Attorney General ("NYAG") filed proceedings against both CMA and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, Fleet entered into an agreement in principle with the NYAG and the SEC. Bank of America Corporation also entered into this same agreement in principle with respect to certain matters in connection with trading activity in mutual funds shares. The agreement in principle is subject to final documentation and approval by the SEC.

          If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940. As a result of the Fleet acquisition, the Adviser and the Fund's distributor, BACAP Distributors, LLC ("the Distributor"), are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including the Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, it is expected that the Adviser and the Distributor would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of the Fund.

          None of the Fund, the Adviser, Alkeon Capital Management, LLC, the sub-adviser of the Fund (the "Sub-Adviser"), or the Board of Managers currently has any plans, proposals or negotiations that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a

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merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the Sub-Adviser, or in the management of the Fund including, but not limited to, any plans or proposals to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A Section 229.1006(c) are not applicable to the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $32,000,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

          (c)    Not applicable.

          (d) None of the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley") subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley would be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of October 31, 2004, the Adviser, BACAP Advisory Partners, LLC, owned approximately $139,771 (approximately 0.25%) of the outstanding Interests and has no plans to tender its Interests in this Offer. As of October 31, 2004, Lawrence R. Morgenthal, the Fund's president, owns approximately $114,867 (less than 0.20% of the outstanding Interests) and has no plans to tender in this offer. In addition, the Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Prospectus.

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          (b)    Other than the acceptance of subscriptions for Interests as of
October 1, 2004 and November 1, 2004, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

          (a)    (1)   Reference is made to the following financial statements
of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited financial statements for the period of October 1, 2002 (commencement of operations) to December 31, 2002 previously filed on EDGAR on Form N-30D on March 13, 2003.

          Audited financial statements for the year ended December 31, 2003, previously filed on EDGAR on Form N-CSR on March 10, 2004.

          Unaudited financial statements for the semi-annual period ended June 30, 2004 previously filed on EDGAR on Form N-CSR on September 9, 2004.

          (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

          (3)    Not applicable.

          (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)    (1)    None.

                 (2)    None.

                 (3)    Not applicable.

                 (4)    Not applicable.

                                        9
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                 (5)    None.

          (b)    None.

ITEM 12.  EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and is incorporated herein by reference:

          A.     Cover Letter to the Offer to Purchase and Letter of
                 Transmittal.

          B.     Offer to Purchase.

          C.     Form of Letter of Transmittal.

          D.     Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in connection with the Fund's Acceptance of Tenders of Interests.

                                       10
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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      BACAP OPPORTUNITY STRATEGY, LLC


                                          By:  /S/ LAWRENCE R. MORGENTHAL
                                               --------------------------
                                               Name:  Lawrence  R. Morgenthal
                                               Title: President

November 17, 2004

                                       11
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                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to the Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

                                       12